September 22, 2004

Mr. Ron E. Heineman
Resolve Staffing, Inc.
105 North Falkenburg, Suite B
Tampa, Florida 33619

Dear Ron:

This letter will serve as notification that I am resigning as an Officer of Resolve Staffing, Inc. as of September 22, 2004. I will remain on the Board of Directors going forward.


Respectfully,

/s/ William Brown
---------------------------
William A. Brown